EXHIBIT 99.2

                              THE CORNERSTONE FUNDS
                   CORNERSTONE TOTAL RETURN FUND, INC. ("CRF")
                 CORNERSTONE STRATEGIC RETURN FUND, INC. ("CLM")
                   CORNERSTONE PROGRESSIVE RETURN FUND ("CFP")
                           (COLLECTIVELY THE "FUNDS")

                             SECRETARY'S CERTIFICATE

I, Gary A. Bentz, Secretary of the Funds, each a closed-end management investment company organized under the laws of the State of Maryland for CLM, the State of New York for CRF, and the State of Delaware for CFP, hereby certify that the following resolutions were duly and unanimously adopted by the Directors/Trustees, including a majority of the non-interested
Directors/Trustees, at a meeting held on February 15, 2008 and such resolutions are in full force and effect as of the date hereof:

      AGREEMENT OF JOINT INSUREDS

      RESOLVED, that the Boards of Directors/Trustees of each of the Funds hereby approves the continuance of the Agreement of the Joint Insureds, as last amended between the Funds.

      JOINT FIDELITY BOND

      RESOLVED, that it is the finding of the Boards of Directors/Trustees of each of the Funds that the fidelity bond for the Funds, written by National Union Fire Insurance Company (the "Bond") which is in the amount of $1,525,000 to cover, among others, officers and employees of the Funds, in accordance with Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate gross assets of the Funds to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds and the nature of the securities of the Funds; and further

      RESOLVED, that the allocation and payment of the premium by each of the Funds under the Bond in the amount presented at this meeting is hereby ratified by the Board of Directors/Trustees of each of the Funds, including a majority of the disinterested directors/trustees, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the amount of the premium, the ratable allocation of the premium among all parties names as insureds, and the extent to which the share of the premium allocated to each Fund under the Bond is less than the premium that the Funds would have had to pay had it maintained a single insured Bond; and further

      RESOLVED, that the Funds have entered into a joint agreement with all parties named as joint insureds providing that in the event recovery is received under the Bond as a result of a loss sustained by the Funds and one or more other named insureds, the Funds shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single bond; and further

      RESOLVED, that the Bond is hereby ratified by the Boards of Directors/Trustees of each of the Funds, including a majority of the disinterested directors/trustees; and further

      RESOLVED, that the officers of each of the Funds are hereby authorized to execute and deliver such documents as may be required to effect the foregoing resolutions, to pay any premium as may from time to time be required and to take such further action as may be required by applicable laws, rules or regulations in connection with implementing the foregoing resolutions.

                             /S/ GARY A. BENTZ
                             ------------------------
                             Gary A. Bentz
                             Secretary of each Fund